QuickLinks -- Click here to rapidly navigate through this document

[MCDATA LETTERHEAD]

        Filed by McDATA Corporation pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed to be filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended.

FOR IMMEDIATE RELEASE: April 20, 2005
Contacts
Media:	Investors:
Jil Backstrom (720) 558-4774 press.release@mcdata.com	Renee Lyall (720) 558-4629 renee.lyall@mcdata.com

SEC Declares McDATA Form S-4 Registration/Proxy Statement Effective

McDATA schedules conference call to discuss proposed acquisition of CNT and announces special meeting of shareholders to be held on May 24, 2005

        BROOMFIELD, Colo.—April 20, 2005—McDATA Corporation (Nasdaq: MCDTA/MCDT) a leading provider of data infrastructure solutions, and Computer Network Technology Corporation, "CNT" (Nasdaq: CMNT), the global expert in storage networking solutions, today announced the Securities and Exchange Commission has declared the Company's Form S-4 Registration/Proxy Statement, filed April 18, 2005, effective. McDATA's proposed acquisition of CNT will establish a leading data network and services company able to offer unmatched technology leadership and expertise across storage, metro and wide area networks.

        The special meeting of shareholders for both McDATA and CNT will be held at each companies' respective headquarters at 3:00 p.m. ET on Tuesday, May 24, 2005. The primary purpose of this meeting is for shareholders to vote on and approve the proposed acquisition of CNT by McDATA. Only shareholders of record of McDATA Class A and Class B common stock, and shareholders of CNT common stock, at the close of business on April 12, 2005, are entitled to notice of and to vote at the special meeting of shareholders. McDATA expects to close the transaction before the end of its second fiscal quarter 2005.

        McDATA will host a conference call to provide an update regarding the Company's proposed acquisition of CNT on Monday, May 9, 2005, at 6:00 a.m. MT / 8:00 a.m. ET. The conference call will be audio webcast live via the Internet at www.mcdata.com.

Date:	Monday, May 9, 2005
Time:	6:00 a.m. MT / 8:00 a.m. ET
Event:	McDATA / CNT Acquisition Update
Speakers:	John Kelley, Chairman, President & CEO, McDATA
Tom Hudson, Chairman, President & CEO, CNT
Ernest Sampias, Chief Financial Officer, McDATA
Dial-in:	(706) 679-8352
Webcast:	www.mcdata.com

        Please join us as executives from both companies discuss key topics related to the proposed acquisition.

###

About McDATA (www.mcdata.com)

        McDATA (Nasdaq: MCDTA/MCDT) is the only data infrastructure solutions provider that can deliver a Global Enterprise Data Center—a globally connected, centrally managed and highly optimized data network. With more than 20 years of storage networking experience, McDATA is trusted in the world's largest data centers, connecting more than two-thirds of all networked data and enabling information access anytime, anywhere.

About CNT

        CNT is the expert in todays most cost-effective and reliable storage networking solutions. For over 20 years, businesses around the world have depended on us to improve business efficiency, increase data availability and manage their business-critical information. CNT applies its technology, products and expertise in open storage networking architecture and business continuity to help companies build end-to-end solutions consisting of analysis, planning and design, multi-vendor integration, implementation and ongoing remote management of the SAN or storage infrastructure. For more information, visit CNT's Web site at http://www.cnt.com or call 763-268-6000.

        Forward-Looking Statements:    This press release contains statements about expected future events that are forward-looking and subject to risks and uncertainties. Readers are urged to consider statements that include the terms "believes", "belief", "expects", "plans", "objectives", "estimates", "anticipates", "intends", "targets", or the like to be uncertain and forward-looking. Factors that could cause actual results to differ and vary materially from expectations include, but are not limited to, our relationships with EMC, IBM and HDS and the level of their orders, aggressive price competition by numerous other SAN and IP switch suppliers, OEM qualification of our new products, manufacturing constraints, our ability to integrate CNT's operations with our operations and other risk factors that are disclosed in our filings with the Securities and Exchange Commission. These cautionary statements by us should not be construed as exhaustive or as any admission regarding the adequacy of disclosures made by us. All cautionary statements should be read as being applicable to all forward-looking statements wherever they appear. We do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

        Additional Information and where to find it:    McDATA has filed a registration Statement on SEC Form S-4 and McDATA and CNT have filed a Joint Proxy Statement/Prospectus with the SEC in connection with the proposed merger. The Registration Statement was declared effective by the SEC on April 19, 2005 and the Joint Proxy Statement/Prospectus containing information about McDATA, CNT and the proposed merger will be mailed to stockholders of McDATA and shareholders of CNT on or before April 25, 2005. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully in their entirety. The Registration Statement and Joint Proxy Statement/Prospectus contain important information about McDATA, CNT, the proposed merger, the persons soliciting proxies relating to the proposed merger, their interests in the transaction and related maters. Investors and security holders can obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus may also be obtained from McDATA by directing a request by mail to McDATA Corporation at 380 Interlocken Crescent, Broomfield, CO 80021, telephone (720) 558-4629, or from CNT by directing a request by mail to CNT at 6000 Nathan Lane North, Plymouth Minnesota 55442, telephone (763) 268-6130.

        In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, McDATA and CNT file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by McDATA and CNT at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at

1-800-SEC-0330 for further information on the public reference rooms. McDATA's and CNT's filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

        McDATA, CNT, directors and certain executive officers of McDATA and CNT, Mellon Investor Services LLC and certain affiliates and employees of Mellon Investor Services may be considered participants in the solicitation of proxies in connection with the proposed merger. Mellon Investor Services will be paid to solicit proxies in connection with the proposed merger. Certain directors and executive officers may have direct or indirect interests in the proposed merger due to securities holdings of McDATA and CNT, and consulting arrangements, service as directors and officers and rights to severance payments following the proposed merger. In addition, certain directors and officers, after the proposed merger will be indemnified by McDATA and will benefit from insurance coverage for liabilities that may arise from their services as directors and officers of CNT prior to the proposed merger. Additional information regarding the participants in the solicitation is contained in the Registration Statement and Joint Proxy Statement/Prospectus filed by McDATA and CNT with the SEC.

QuickLinks

SEC Declares McDATA Form S-4 Registration/Proxy Statement Effective